EXHIBIT 99.12

Disclosure of Transactions in Own Shares

Paris, March 7, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 3 to March 4, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
03.03.2022	561,207	47.4498	26,629,170.01	XPAR
03.03.2022	100,000	47.5959	4,759,588.00	CEUX
03.03.2022	97,000	47.5384	4,611,227.52	TQEX
03.03.2022	-	-	-	AQEU
04.03.2022	319,503	45.0652	14,398,457.01	XPAR
04.03.2022	75,000	44.8116	3,360,871.73	CEUX
04.03.2022	25,000	44.8156	1,120,388.83	TQEX
04.03.2022	25,000	44.8113	1,120,281.88	AQEU
Total	1,202,710	46.5615	55,999,984.96

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com